UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  ___*)

LORUS THERAPEUTICS INC.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

544192107
(CUSIP Number)

NOVEMBER 15, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1of 5 pages

CUSIP No. 544192107

1	NAMES OF REPORTING PERSONS THE ERIN MILLS INVESTMENT CORPORATION.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
21,627,978

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
21,627,978

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,627,978
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.53%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 Page 2 of 5 pages

Item 1.

(a)

Name of Issuer

Lorus Therapeutics Inc.

(b)

Address of Issuer’s Principal Executive Offices

2 Meridian Rd, Toronto, Ontario, Canada  M9W 4Z7

Item 2.

(a)

Name of Person Filing

The Erin Mills Investment Corporation
7501 Keele Street, Suite 500
Concord, Ontario L4K 7Y4

(b)

Address of Principal Business Office or, if none, Residence

See Item 2(a)

(c)

Citizenship

Ontario, Canada

(d)

Title of Class of Securities

Common Shares

(e)

CUSIP Number

544192107

Item 3.

If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

(b)

☐

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

☐

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

☐

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)

☐

An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)

☐

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

☐

Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

 Page 3 of 5 pages

Item 4.

Ownership.

1.

The Erin Mills Investment Corporation

(a)

Amount beneficially owned:   21,627,978 .

(b)

Percent of class:  8.53%   .

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote   21,627,978  .

(ii)

Shared power to vote or to direct the vote   0  .

(iii)

Sole power to dispose or to direct the disposition of   21,627,978  .

(iv)

Shared power to dispose or to direct the disposition of   0

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.

Identification and Classification of Members of the Group.

Not applicable

Item 9.

Notice of Dissolution of Group.

Not applicable

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2009
Date

The Erin Mills Investment Corporation

By: /s/ Gerry C. Quinn

Name/Title: Gerry C. Quinn, President

 Page 5 of 5 pages